

UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2009

Mail Stop 4631

**<u>Via U.S. mail and facsimile @ (212) 701-5529</u>**

Mr. Wilson Amaral de Oliveira
Chief Executive Officer
Gafisa S.A. c/o Diane G. Kerr, Esq.
Davis Polk & Wardwell LLP
450 Lexington Avenue
New York, NY 10017

> **RE:    Gafisa S.A.**
> **Registration Statement on Form F-4**
> **Filed on November 13, 2009**
> **File No.: 333-163119**

Dear Mr. Amaral de Oliveira:

We have limited our review of your filing to those issues we have addressed in our comments.  If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.  Please be as detailed as necessary in your explanation.  In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.  After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing.  We look forward to working with you in these respects.  We welcome any questions you may have about our comments or any other aspect of our review.  Feel free to call us at the telephone numbers listed at the end of this letter.

Part Five – The Restructuring, page 72

Background, the Special Committee and Board Positions, page 72

The Special Committee, page 73

1.  In the first paragraph, please briefly explain "CVM's recommended methods of selecting the members of a special committee."

2. We note that Mr. Gentil is not a member of the board of directors of either Tenda or Gafisa, neither is he an employee of these companies. Please explain Mr. Gentil's fiduciary duties in his capacity as a member of the Special Committee.

3. Please explain in the filing whether Mr. Garrabrant's reason from recusing himself from voting in connection with the board's approval of the Restructuring related to him being an affiliate of EIP Brazil Holdings, LLC, which is a beneficial owner of 18.6% of Tenda's capital stock. Otherwise, please disclose the other reasons for his recusal.

Special Committee Meetings, page 73

4. Your disclosure throughout this section does not (i) describe in sufficient detail when the idea of Restructuring was conceived and who initiated the discussions among the parties, (ii) identify all of the parties present at a meeting or conference call (for example, you do not identify the Gafisa representatives who participated in the November 3, 2009 meeting), or (iii) fully explain the issues discussed and the positions taken by the involved parties at each meeting.

   o Please revise to, among other things, identify the party who initiated the first discussion between the two companies. In light of your disclosure that Gafisa's initial acquisition of the controlling interest in Tenda occurred just over a year ago (in September 2008) and the fact that the Protocol of Merger of Shares and Instruments of Justification filed as Exhibit 2.1 to the registration statement appears to be a contract negotiated among related parties, please revise your disclosure to discuss in more detail Gafisa's initial decision to acquire 60% of Tenda's voting control, the reasons why Gafisa did not acquire full control of Tenda in the September 2008 acquisition, and whether the current Restructuring represents a second step to the original acquisition.

   o In the seventh and eighth bullet points of your discussion, please elaborate on the position of each party during the November 3rd and 4th meetings. Statements such as "representatives of Gafisa and Estatér did not agree …" or "questions some parameters of the analysis made by Itaú BBA" are too broad and provide little insight to an investor's understanding on how the parties negotiated and agreed upon the exchange ratio and why the 0.205 ratio ultimately represented fair consideration to Tenda's non-controlling shareholders.

  o Please tell us with a view toward disclosure how Gafisa's initial acquisition of Tenda's controlling interest has affected Tenda's financial performance and whether such factor was taken in consideration by the boards of both companies in negotiating the exchange ratio.

Reasons for the Restructuring, page 75

5. Where not readily apparent, please provide the board's analysis of each supporting factor and potential risk.

   o For each item identified enhance the disclosure so that shareholders understand how consideration of the listed factors impacted the decision of each of Gafisa's board and Tenda's board to approve the Restructuring. Conclusory disclosure such as the "Restructuring is likely to permit Gafisa and Tenda to derive economic benefits as a result of the larger scale of their combined operations…and the possibility of a higher sustainable growth rate" or that the non-controlling shareholders of Tenda "are expected to enjoy greater liquidity" by holding Gafisa shares, are general and do not provide insight into the boards' decision-making and the basis for their approval.

   o In summarizing the boards' analyses for each of these material factors, please disclose the risks and countervailing factors, and why the factors were viewed by the boards as supporting their respective decisions to approve the exchange ratio and the Restructuring.

   o In your revised disclosure please discuss whether the boards addressed why Tenda's full control by Gafisa would represent a better alternative for Tenda's non-controlling shareholders.

6. Please ensure that you provide support for the qualitative and comparative statements contained in the prospectus and for each case disclose whether a statement is based on management's belief, industry data or any other source. If a statement is based upon management's belief, please indicate that this is the case and include an explanation for the basis of such belief. Alternatively, please clearly define the sources of information serving as the basis of the statements in your prospectus.

7. Please clarify whether it was the Special Committee's or Itaú BBA's determination that the exchange ratio "would constitute equitable treatment from the perspective of Tenda's non-controlling shareholders".

8. Please more fully explain why the exchange ratio will provide Tenda's non-controlling shareholders with a greater market price than the value of the withdrawal rights offered to them.

Withdrawal Rights, page 80

9. Please revise the disclosure to indicate whether Tenda's non-controlling shareholders will be notified of the date by which they will need to exercise their withdrawal right. We note disclosure of withdrawal rights lapsing 30 days after publication of the minutes of the EGM of Tenda; however, it is unclear where the minutes will be published, and how the shareholders will learn about it. Please see Item 19(a)(3) of Form F-4 and Item 3 of Schedule 14A.

Valuation Reports and Financial Analysis, page 81

10. Your disclosure in the introductory paragraph, as well as disclosure relating to the valuation reports prepared by each of Itaú BBA, Estatér and Rothschild, indicate that each such valuation report was prepared for the exclusive use by the Special Committee or Gafisa's board of directors in analyzing and evaluating the Restructuring and that each such report "should not be relied upon for any other purpose and does not constitute a fairness opinion or any indication of fairness" from either Itaú BBA, Estatér or Rothschild in relation to the Restructuring.

   o Please revise your disclosure to explain whether any of these valuation reports, other than the one prepared by APSIS, is required under Brazilian law. Please clearly state whether the board of each company made a determination as to the fairness of the exchange ratio, and if not, whether the board is required to do so under Brazilian law so that the shareholders can appreciate the role that each valuation report plays in the context of the exchange ratio being offered.
   o Disclosure relating to limitations of reliance by the shareholders on the valuation reports or the summary of these reports in the prospectus are inappropriate and should be deleted. Alternatively, please disclose the basis for each financial advisor's belief that shareholders cannot rely upon the valuation report to support any claims against such financial advisor arising under applicable law (e.g., the inclusion of an express disclaimer in each financial advisor's engagement letter with the company). Please describe any applicable authority regarding the availability of such a

potential defense.  In the absence of applicable authority, disclose that the availability of such a defense will be resolved by a court of competent jurisdiction.  Also disclose that resolution of the question of the availability of such a defense will have no effect on the rights and responsibilities of the board of directors under applicable law.  Further disclose that the availability of such a defense to each financial advisor would have no effect on the rights and responsibilities of either financial advisor or the board of directors under the federal securities laws.

<u>Material Tax Considerations, page 107</u>

<u>United States Federal Income Tax Considerations, page 110</u>

11. From the language in Exhibit 8.1, it appears that the tax discussion sections of the filing set forth counsel's opinion, and the filed tax opinion is a short-form tax opinion.  As a result, please:

  o revise the discussion here and elsewhere in the filing where you discuss material U.S. federal income tax consequences of the Restructuring to clearly state that the discussion and each of the conclusions are the opinion of counsel;

  o have your counsel explain in detail why it cannot give a "will" opinion by describing, among other things, the degree of uncertainty and the related risks to the investors, as well as why counsel may not rely on the opinion of Brazilian tax counsel for purposes of opining that the Restructuring "will" qualify as a tax-free "reorganization" for U.S. federal income tax purposes; and

  o ensure that you file a signed Exhibit 8.1 opinion prior to effectiveness of the registration statement.

<u>Exhibit 8.1 – Form of Opinion of Davis Polk & Wardell LLP</u>

12. Please have counsel revise the consent language in its opinion to state that counsel also consents to its being named in the prospectus.

\*　　\*　　\*

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Era Anagnosti, Staff Attorney, at (202) 551-3369 or the undersigned, at (202) 551-3397 with any questions.

Sincerely,


Jay E. Ingram
Legal Branch Chief